EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

DATED: MARCH 26, 2020

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	4

Company Overview	5

Mission	6

COVID-19	6

Financial Performance Review	7

Liquidity and Capital Resources	21

Risk Management	24

Non-IFRS Financial Measures	26

Critical Accounting Estimates	31

Changes in Accounting Policies	32

Controls and Procedures	32

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 26, 2020 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the twelve and three months ended December 31, 2019 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the twelve months ended December 31, 2019. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 21 to our audited annual consolidated financial statements. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer (the “Business Combination”). Accordingly, the financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average core revenue per member (“core ARPM”) and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off ratios, anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free MogoAccount in just three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. Mogo currently offers six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account (“MogoSpend”) with the Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), and the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 1,000,000 members and a marketing partnership with Canada's premier news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the products described above, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•	In February 2020, achieved a new milestone, exceeding 1,000,000 members on our digital platform.

•	In February 2020, completed the sale of the majority of our “MogoLiquid” loan portfolio to goeasy Ltd. (“goeasy”) for gross consideration of $31.9 million. Mogo is also eligible for an additional performance-based payment of up to $1.5 million payable upon achieving certain agreed-upon annual origination amounts under the lending partnership.

•	In February 2020 we signed a three-year lending partnership with goeasy, one of Canada’s largest and most experienced non-prime consumer lenders, following a successful pilot program that started in October 2019. The partnership enables Mogo to fully monetize our lending platform and drive new recurring fee-based revenue with no capital investment or risk of these loans.

•	In January 2020, extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments to $0.3M and issued additional 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023.

•

Completed the Business Combination in Q2 2019 (as further described in Note 21 to our audited annual consolidated financial statements) which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $30.3 million.

•	In February 2020, in conjunction with the sale of the MogoLiquid loan portfolio, we extinguished the Credit Facility – Liquid, which held an outstanding balance of $28.7 million. To extinguish the facility in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million is payable in cash and $1.0 million of which was settled in shares through an issuance of 0.3 million common shares.

•	In December 2019, renegotiated our Credit Facility – Other, increasing our facility to $60M, decreasing our interest rate by up to 400 basis points, and extending the maturity to July 2, 2022.

•	In January 2020, launched carbon offset program for MogoSpend. For every dollar spent using the MogoCard, Mogo will offset one pound of CO2 on the consumer’s behalf.

•	Launched our partner lending platform in Q3 2019, enabling our partners to leverage Mogo’s digital platform and technology driven adjudication process to quickly and conveniently provide Canadians with personal loans. Under the partner lending model, our lending partner funds and takes ownership of the loan while Mogo receives an origination fee and a recurring platform fee with no credit risk.

•	Monetized our interest in Wekerloo Development Inc. (“Wekerloo”) for $2.1 million (equal to book value), and realized a cash gain of $0.3 million from the restructuring of debentures in the Q3 2019.

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Management’s Discussion and Analysis

•	In November 2019, introduced a complete redesign of the Mogo app customer interface which included the introduction of four habits of financial health that tie our portfolio of 6 products together. These habits help our members: 1) monitor and protect their credit with our free credit monitoring and MogoProtect; 2) control their spending with MogoSpend; 3) learn how to save and invest wisely and give them access to a simple and easy way to buy bitcoin through MogoCrypto; and 4) borrow responsibly with MogoMoney and MogoMortgage.

•	In November 2019, we launched “MONEYUP” a new campaign designed to position Mogo at the forefront of financial health and inspire and motivate Canadians to get in control of their financial health.

•	Appointed KPMG as the Company’s auditors in the third quarter of 2019.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, our goal is to empower Canadians to live their best financial life and achieve financial health all through one simple app.

COVID-19

Subsequent to December 31, 2019, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing, impairment of investments, loan loss provisions, impairments in the value of our intangible assets and long-lived assets, or potential future decreases in revenue or the profitability of our ongoing operations.  The Company is working closely with members to support them through this changing environment and in circumstances when necessary, offering more flexible options including extended payment terms, payment deferrals and interest relief. Operationally, the company has shifted its employees to work remotely, which has been a relatively easy transition given the digital nature of our business. In light of this uncertain economic environment, the Company has taken a thorough review of all its expenses and is implementing a plan to significantly reduce these expenses effective in Q2 2020. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: subscription and services revenue, gross profit, core revenue(1) (2), contribution(1) (3), contribution margin(1)(3), adjusted EBITDA(1), adjusted net loss(1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), core ARPM(1)(2), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results. During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

The tables below provide the summary of key performance indicators for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

IFRS Measures
Subscription and services	$25,311	$21,550	17%	$6,105	$6,636	(8)%
Gross profit	41,018	39,616	4%	9,897	10,033	(1)%

Non‑IFRS Measures(1)
Core revenue(2)	47,178	35,500	33%	12,355	11,393	8%
Contribution	20,915	21,880	(4)%	4,444	5,106	(13)%
Contribution margin	35.0%	38.7%		29.6%	34.8%
Adjusted EBITDA	7,201	4,154	73%	2,295	2,072	11%
Adjusted net loss	(20,909)	(20,297)	3%	(5,194)	(4,692)	11%
Cash provided by operating activities before investment in gross loans receivable	6,997	7,225	(3)%	2,185	1,462	49%
Charge-off rate	17.0%	14.8%		16.4%	15.8%
Core ARPM(2)	54	55	(2)%	52	62	(16)%

			As at
	December 31, 2019	December 31, 2018	Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	976	756	29%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

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Management’s Discussion and Analysis

Subscription and services revenue

The launch of Mogo’s mobile-first digital platform expanded our opportunity to launch new products, including partner lending, MogoProtect, MogoCard, MogoMortgage, MogoCrypto and our premium account subscription offerings.

Subscription and services revenue increased by 17% and decreased by 8% for the twelve and three months ended December 31, 2019 respectively compared to the same period last year. The increase in subscription and services revenue to $25.3 million for the twelve months ended December 31, 2019 compared to $21.6 million last year is driven by increased uptake of premium account subscription offerings, MogoProtect subscriptions, as well as partner lending revenue. The decrease in subscription and services revenue to $6.1 million for the three months ended December 31, 2019 compared to $6.6 million in the same period last year is  primarily due to our exit from bitcoin mining.

Gross profit

Gross profit was $41.0 million for the twelve months ended December 31, 2019, an increase of 4% compared to $39.6 million in the same period last year. The increase was driven by the overall increase in revenue. For the three months ended December 31, 2019 gross profit decreased marginally by 1% to $9.9 million from $10.0 million in the same period last year. Gross profit margin was 68.6% and 65.9% for the twelve and three months ended December 31, 2019, respectively, compared to 70.1% and 68.3% in the same periods last year.

Core revenue(1) (2)

Core revenue increased by 33% to $47.2 million for the twelve months ended December 31, 2019 compared to $35.5 million in the same period last year. For the three months ended December 31, 2019, core revenue increased by 8% to $12.4 million from $11.4 million in the same period last year. The growth in core revenue was driven by both increases in MogoMini interest revenue and subscription and services revenue, offset by our exit from bitcoin mining.

Contribution and contribution margin(1)

Contribution decreased to $20.9 million for the twelve months ended December 31, 2019 compared to the same period last year, representing a contribution margin of 35.0% in 2019 and 38.7% in 2018. Contribution decreased by 13% to $4.4 million from $5.1 million for the three months ended December 31, 2019 and 2018, representing a contribution margin of 29.6% and 34.8%, respectively. The overall decrease in contribution margin is due to increase in our credit facility interest expense during the twelve-month period ended December 31, 2019.

Adjusted EBITDA(1)

Adjusted EBITDA for the twelve months ended December 31, 2019 was $7.2 million, representing an increase of 73% compared to $4.2 million in the same period last year; this increase is attributable to an increase in revenue compared to the same period last year. Adjusted EBITDA of $2.3 million for the three months ended December 31, 2019 increased by 11% compared to the same period last year.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

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Management’s Discussion and Analysis

Adjusted net loss(1)

Adjusted net loss for the twelve months ended December 31, 2019 was ($20.9) million, representing an increase of 3% compared to ($20.3) million in the same period last year. Adjusted net loss for the three months ended December 31, 2019 was ($5.2) million, representing an increase of 11% compared to ($4.7) million in the same period last year. This increase was due to higher credit facility interest expense resulting from increased draw down of the credit facilities, and an increase in depreciation and amortization expense, offset by increases to adjusted EBITDA noted above.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Cash provided by operating activities before investment in gross loans receivable in the twelve months ended December 31, 2019 was $7.0 million inflow, a marginal decrease of 3% compared to $7.2 million in the same period last year, and $2.2 million inflow in the three months ended December 31, 2019, compared to a $1.5 million cash inflow in the same period last year. The increase in cash inflow for the three-month period is primarily due to more favorable timing of changes in working capital in the current year.

Charge-off rate(1)

Charge-off rate was 17.0% for the twelve months ended December 31, 2019, compared to 14.8% in the same period last year, and 16.4% compared to 15.8% for the three months ended December 31, 2019 and 2018, respectively. There is a lag between when a loan is originated and when the related charge-off occurs. The current period charge-off rate is sensitive to a concentrated period of high growth in our loan book in mid-2018 for which the majority of related charge-offs occurred during second and third quarters of 2019 but are represented as a percentage of a loan book that’s held flat with the launch of partner lending. This temporary increase in total charge offs is the main reason of the recent spike in charge-off rate.

Core ARPM(1) (2)

Core ARPM, which is annualized and derived from core revenue, decreased to $54 during the twelve months ended December 31, 2019 compared to $55 in the same period last year, and decreased to $52 for the three months ended December 31, 2019 compared to $62 in the same period last year. The decrease in core ARPM results from accelerated growth in our member base.

Mogo members(1)

Our total member base has grown to 976,000 members as at December 31, 2019, from 756,000 members as at December 31, 2018, representing an increase of approximately 29.0% or 220,000 net members. Members increased by 51,000 in the quarter, which represents a 13.0% increase compared to 45,000 members in the same quarter last year. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the twelve and three months ended December 31, 2019 and 2018:

($000s, except per share amounts)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018
Total revenue(2)	$59,805	$56,550	$15,018	$14,682
Cost of revenue (2)	18,787	16,934	5,121	4,649
Gross profit	41,018	39,616	9,897	10,033
Technology and development expenses	14,989	15,028	2,658	3,814
Marketing expenses	9,412	8,772	2,984	1,719
Customer service and operations expenses	8,787	8,383	2,432	2,162
General and administration expenses	11,484	11,661	2,615	2,660
Operating expenses	44,672	43,844	10,689	10,355
Loss from operations	(3,654)	(4,228)	(792)	(322)
Credit facility interest expense	11,316	9,353	3,021	2,765
Debenture and other financing expense	8,471	8,036	2,357	1,993
Unrealized exchange loss (gain)	(296)	651	(119)	333
Change in fair value due to revaluation of derivative liability	570	(1,733)	-	(442)
Gain on acquisition, net	(13,141)	-	108	-
Realized gain on investment portfolio	(294)	-	-	-
Unrealized gain on investment portfolio	(100)	-	(100)	-
Impairment of equipment	-	1,105	-	-
Other	645	382	129	-
Net loss and comprehensive loss	(10,825)	(22,022)	(6,188)	(4,971)
Adjusted EBITDA(1)	7,201	4,154	2,295	2,072
Adjusted net loss (1)	(20,909)	(20,297)	(5,194)	(4,692)
Net loss per share (Basic and fully diluted)	(0.42)	(0.97)	(0.24)	(0.22)

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Subscription and services revenue	$25,311	$21,550	17%	$6,105	$6,636	(8%)
Interest revenue	34,494	26,889	28%	8,913	8,046	11%
Loan fees	-	8,111	n/a	-	-	-
Total revenue	59,805	56,550	6%	15,018	14,682	2%

During the fourth quarter of 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company had presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $4.6 million in 2019, $4.7 million in 2018, and $3.1 million in 2017. See the Select Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

Subscription and services revenue – represent MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fee, revenue from our bitcoin mining operations and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue grew by 6% to $59.8 million for the twelve months ended December 31, 2019 compared to the same period last year. Excluding loan fees and mining revenue, core revenue increased by 33% to $47.1 million for the twelve months ended December 31, 2019 and increased by 8% to $12.4 million for the three months ended December 31, 2019 compared to the same periods last year.

Total revenue growth in the year was driven by continued strong growth in interest revenue and subscription and services revenue, despite the elimination of loan fees in the third quarter of 2018 and exit from bitcoin mining in the second quarter of 2019.

Subscription and services revenue grew by 17% and decreased by 8% for the twelve and three-month periods ended December 31, 2019 respectively, compared to the same period last year. The increase in subscription and services revenue is driven by increased uptake of premium account subscription offerings, MogoProtect subscriptions, continued growth in our non-loan related products, as well as partner lending revenue. The decrease for the three-months period is due to our exit from bitcoin mining.

For the twelve months ended December 31, 2019, interest revenue grew by 28% to $34.5 million from $26.9 million compared to the same period last year. Interest revenue increased by 11% to $8.9 million for the three months ended December 31, 2019. These increases were driven by a combination of loan book growth and improvement in loan book yield during the year.

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Management’s Discussion and Analysis

Loan fees were nil in the twelve and three-months ended December 31, 2019, as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018.

Cost of revenue

The following table summarizes the cost of revenue for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Provision for loan losses, net of recoveries	$18,162	$16,367	11%	$4,951	$4,487	10%
Transaction costs(1)	625	567	10%	170	162	5%
Cost of revenue	18,787	16,934	11%	5,121	4,649	10%
	31%	30%		34%	32%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased by 11% to $18.8 million, for the twelve months ended December 31, 2019 compared to the same period last year and increased by 10% to $5.1 million for the three months ended December 31, 2019 compared to the same period last year. These changes corresponded with the increases in revenue over the same respective periods.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses for the twelve months ended December 31, 2019, increased by 11% to $18.2 million from $16.4 million compared to the same period last year and increased by 10% to $5.0 million from $4.5 million for the three months ended December 31, 2019 and 2018, respectively. This increase was driven by growth in our gross loans receivable and changes in provisioning rates.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction costs increased by 10% for the twelve months ended December 31, 2019 and 2018, respectively. For the three months ended December 31, 2019, transaction costs increased by 5% compared to the same period last year.

Technology and Development Expenses

The following table provides the technology and development expenses for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Technology and development expenses	$14,989	$15,028	(0)%	$2,658	$3,814	(30%)
As a percentage of total revenue	25%	27%		18%	26%

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(1)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses was flat at $15.0 million for the twelve months ended and decreased by 30% to $2.7 million for the three months ended December 31, 2019 compared to the same periods last year. Technology and development expenses as a percentage of total revenue decreased to 25% for the year and 18% for the three months ended December 31, 2019, compared to 27% and 26% respectively in the same periods last year.

The flat technology and development expenses for the twelve-month period ended December 31, 2019 highlights the ability of Mogo’s digital platform and technology driven adjudication process to scale and allow us to achieve growth while maintaining flat costs. During the year, we invested in product initiatives and platform development including our next generation mobile app, MoneyUp user experience, MogoSpend (the first prepaid card product of its kind in Canada) and partner lending adjudication. The decrease for the three months period ended December 31, 2019 is primarily due to the completion of these initiatives and exiting Bitcoin mining in the third quarter of 2019 resulting in lower expenses compared to the same period last year.

Capitalization of technology and development expenses for the twelve months ended December 31, 2019 increased by $0.7 million. For the three months ended December 31, 2019, capitalization decreased by $0.2 million compared to the same period last year.

Marketing Expenses

The following table provides the marketing expenses for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Marketing expenses	$9,412	$8,772	7%	$2,984	$1,719	74%
As a percentage of total revenue	16%	16%		20%	12%

Marketing expenses consist of salaries and personnel related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expense increased by 7% to $9.4 million for the twelve months ended December 31, 2019 compared to the same period last year. For the three months ended December 31, 2019, marketing expense increased by 74% to $3 million compared to the same period last year. The increase in marketing expense for the twelve and three months ended December 31, 2019 is primarily due to launching paid search advertising and search engine optimization efforts related to partner lending, MogoSpend and MoneyUp campaigns.

Marketing expense as a percentage of total revenue remained relatively consistent at 16% for the year and increased to 20% for the three months period ended December 31, 2019 and 2018.

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Management’s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (CS&O) for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Customer Service and Operations expenses	$8,787	$8,383	5%	$2,432	$2,161	13%
As a percentage of total revenue	15%	15%		16%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased by 5% to $8.7 million, for the twelve months ended December 31, 2019 compared to the same period last year. For the three months ended December 31, 2019, CS&O increased by 13% to $2.4 million, compared to the same period last year. The increase was primarily driven by credit scoring expenses.

CS&O expenses as a percentage of total revenue remained relatively consistent at 15% for the twelve and three month periods ended December 31, 2019 and 2018.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

General and administration expenses	$11,484	$11,661	(2)%	$2,615	$2,659	(2)%
As a percentage of total revenue	19%	21%		17%	18%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased marginally by 2% to $11.5 million, for the twelve months ended December 31, 2019 compared to the same period last year. For the three months ended December 31, 2019, G&A decreased by 2% to $2.6 million, compared to the same period last year. The decrease in G&A expense is primarily due to decrease in personnel related cost compared to the same period last year, which was partially offset by an increase in professional service charges, demonstrating overall net positive operating leverage as we grow our operations.

G&A expenses as a percentage of total revenue for the twelve and three months ended December 31, 2019 and 2018 decreased to 19% and 17% respectively.

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Management’s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2019	2018	Change	2019	2018	Change

Credit facility interest expense – Liquid	$4,332	$4,261	2%	$1,190	$1,239	(4%)
Credit facility interest expense – Other	6,984	5,092	37%	1,831	1,526	20%
Total credit facility interest expense	11,316	9,353	21%	3,021	2,765	9%
As a percentage of total revenue	19%	17%		20%	19%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased by 21% to $11.3 million from $9.4 million for the twelve months ended December 31, 2019 and 2018, respectively. For the three months ended December 31, 2019, credit facility interest expense increased by 9% to $3.0 million from $2.8 million compared to the same period last year. The change is primarily due to increased usage of Credit Facility – Other for the twelve and three-month period ended December 31, 2019 resulting from the growth in our “Mogo Mini” loan product.

Credit facility interest expense as a percentage of total revenue increased by 2% and 1% for the twelve and three-month period ended December 31, 2019, respectively, for the reasons described above.

On December 31, 2019, we renegotiated the Credit Facility – Other, extending its maturity and decreasing the over interest rate by up to 400 bps. In the first quarter of 2020, in conjunction with the sale of the MogoLiquid loan portfolio, we extinguished Credit Facility – Liquid. These changes will decrease total interest expense in 2020.

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Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the twelve and three months ended December 31, 2019 and 2018:

($000s, except percentages)
	Years ended December 31			Three months ended December 31
	2019	2018	Percentage Change	2019	2018	Percentage Change

Debenture and other financing expense	$8,471	$8,036	5%	$2,357	$1,993	18%
Unrealized foreign exchange loss (gain)	(296)	651	n/a	(119)	333	n/a
Change in fair value due to revaluation of derivative liability	570	(1,733)	n/a	-	(442)	n/a
Gain on acquisition, net of transaction cost	(13,141)	-	n/a	108	-	n/a
Gain on investment portfolio	(294)	-	n/a	-	-	n/a
Unrealized gain on investment portfolio	(100)	-	n/a	(100)	-	n/a
Impairment of equipment	-	1,105	n/a	-	-	n/a
Other	645	382	69%	128	-	n/a
Total other expense (income)	(4,145)	8,441	n/a	2,374	1,884	31%
As a percentage of total revenue	(7%)	15%		16%	13%

Total other expense (income) increased to income of $4.1 million from total expense of $8.4 million for the twelve months ended December 31, 2019 and 2018, respectively. This is attributable to the gain on acquisition, net of related transaction costs as discussed in Note 21 of the consolidated financial statements. For the three months ended December 31, 2019, total other expense (income) increased to total expense of $2.3 million from $1.9 million in the same period last year primarily due to debenture and other financing costs.

Debenture and other financing expense consist of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16 on January 1, 2019. As a result of the prospective adoption of IFRS 16, interest expense related to lease liabilities recorded in 2019 does not have a comparative expense in 2018 due to leases being accounted for as operating leases. Offsetting this incremental increase, management continues to renegotiate the terms of its outstanding debentures decreasing related interest expense. The increase of 5% and 18% for the twelve and three months ended December 31, 2019 respectively is due to adoption of IFRS 16 and other financing related transaction cost.

Our presentation and functional currency are the Canadian dollar (CAD). Our operations are based in Canada and we derive all our revenue in CAD. Unrealized exchange loss (gain) for the twelve and three months ended December 31, 2019 and 2018 are primarily associated with the translation of $5.0 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The change in fair value due to revaluation of derivative liability, a non-cash item, is related to the warrants issued to our lender. On June 17, 2019, the Company’s lender exercised its warrants resulting in a cashless net issuance of 336,871 common shares by Mogo Finance in lieu of settling the 583,333 warrants outstanding. Upon exercise of the warrants, the derivative liability was extinguished and as such no further revaluations are necessary.

During the twelve months ended December 31, 2018, the Company recognized an impairment charge on its bitcoin mining equipment. The equipment has since been fully depreciated and is held at nil book value as at December 31, 2019.

Other expenses of $0.7 million and $0.1 million for the twelve and three months ended December 31, 2019 primarily relates to restructuring costs.

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Management’s Discussion and Analysis

Summary of Annual Results

The following table sets forth a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

($000s, except percentages and per share amounts)
	Years Ended December 31,			% change 2019 vs	% change 2018 vs
	2019	2018	2017	2018	2017

Financial Statement Highlights
Total revenue(3)	$59,805	$56,550	$45,548	6%	24%
Net loss after tax	(10,825)	(22,022)	(19,729)	(51%)	12%
Net loss per common share	(0.42)	(0.97)	(1.07)	(57%)	(9%)
(Basic and fully diluted)
Total assets	151,098	132,234	134,703	14%	(2%)
Total liabilities	149,346	140,928	120,908	6%	17%

Non-IFRS Financial Measures(1)
Core revenue(2)(3)	47,178	35,500	19,516	33%	82%
Contribution	20,915	21,880	18,477	(4%)	18%
Adjusted EBITDA	7,201	4,154	2,167	73%	92%

The change in the Company’s total revenue from 2017 to 2019 is attributable to a broadening portfolio of products and solutions other than loan products, and a growing loan book coupled with a strategic shift in the Company’s product focus from short term to long term loan products. The strategic shift resulted in strong growth in subscription and services revenue, excluding bitcoin mining revenue, which increased by 150% since 2017, offsetting a decrease in short-term loan fee revenues over the three-year period, up until they were phased out in the third quarter of 2018.

Excluding the impact of one-time gain of $13.1 million on the Business Combination in Q2 2019, the increases in net loss after tax are attributable to increases in non-cash provision for loan losses and depreciation and amortization expenses over the past two years. Changes in the Company’s total assets and total liabilities during the previous three years are primarily due to an increase in the Company’s loan portfolio, the investment portfolio acquired in the Business Combination, the addition of the right of use asset and lease liability due to adoption of IFRS 16, and credit facility balances.

The Company has observed continuous improvement in its non-IFRS financial measures shown above. The increase in the Company’s core revenue(1)(2)(3) was driven primarily by a growth in subscription and services revenue. Contribution(1) in absolute terms has increased from $18.5 million in 2017 to $20.9 million in 2019. The decline of $1.0 million during 2019 as compared to 2018 is mainly attributable to growth in our loan book resulting in an increased credit facility interest expense and provision for loan losses. This is the Company’s fourth consecutive year of positive and growing adjusted EBITDA(1), driven by increases in revenue, partially offset by increased discretionary expenditure in technology, development, and marketing, as we made a conscious decision to ramp up investment in new product initiatives, platform development, and brand awareness over the three-year period.

___________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(3)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2019				2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Income Statement Highlights
Total revenue(3)	$15,018	$15,029	$14,867	$14,891	$14,682	$14,208	$14,315	$13,345
Gross profit	9,897	10,089	10,372	10,660	10,032	9,831	10,152	9,600
Net income (loss) and comprehensive income (loss)	(6,188)	(6,033)	6,401	(5,005)	(4,971)	(7,045)	(6,056)	(3,950)

Net income (loss) per common share (basic and fully diluted)	(0.24)	(0.22)	0.27	(0.21)	(0.22)	(0.31)	(0.27)	(0.17)

Non-IFRS Financial Measures(1)
Core revenue(2)(3)	12,355	12,190	11,287	11,345	11,393	10,760	7,129	6,217
Contribution	4,444	5,002	5,440	6,029	5,106	5,315	5,889	5,570
Adjusted EBITDA	2,295	1,081	1,587	2,238	2,072	1,045	734	303

Key Quarterly Trends

Total revenue has trended upwards for the last eight quarters, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings. Interest revenue has also trended upwards as we grew our long-term loan products between the first quarter of 2018 to second quarter of 2019. In the second half of 2019, as we transitioned to partner lending and prepared to reduce our credit risk exposure and deleverage our balance sheet, we maintained a flat loan book which resulted in flat revenue during that period. Overall, revenue has exhibited a continuous overall growth pattern in the past two years. Accelerated growth in subscription and services and interest revenue has outpaced the elimination of loan fees and our exit from bitcoin mining resulting in total revenue growth and significant growth in core revenue(1)(2)(3).

Gross profit and contribution trended upwards up to the first quarter of 2019, benefiting from growth in higher margin subscription and services revenue. The recent decline in gross profit and contribution is primarily due to our exit from our bitcoin mining operations and an increase in our loan loss provision. Fluctuations in net income (loss) and comprehensive income (loss) in recent quarters are driven by changes in non-cash related items such as the gain on acquisition, change in fair value due to revaluation of derivative liability, depreciation and amortization, and stock-based compensation expense. Adjusted EBITDA has generally trended upwards as growth in revenue and gross profit outpaced the growth in our operating expenses as we continue to leverage our digital platform. The decline in Adjusted EBITDA in the second and third quarter of 2019 is the result of the change in gross profit and contribution as explained above.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(3)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

The following table provides a reconciliation of revenue before the impact of the presentation recast discussed in the Key Income Statement Components section under Total Revenue:

($000s,)
	2019				2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Total revenue, previously stated	15,018	16,585	16,378	16,351	16,108	15,419	15,417	14,333
Presentation recast	-	(1,557)	(1,511)	(1,460)	(1,425)	(1,210)	(1,104)	(988)
Total revenue	15,018	15,028	14,867	14,891	14,683	14,208	14,314	13,345

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2019:

($000s)		As at
	December 31, 2019	December 31, 2018

Cash	$10,417	$20,439
Loans receivable, net	88,655	86,347
Investment portfolio	20,790	-
Total assets	151,098	132,234
Total liabilities	149,346	140,928

Total assets increased by $18.9 million during the twelve months ended December 31, 2019, driven primarily by the acquisition of an investment portfolio as a result of the Business Combination, right-of-use assets recognized upon adoption of IFRS 16 and an increase in loans receivable, net.

Total liabilities increased by $8.4 million during the twelve months ended December 31, 2019. The change was driven primarily by an addition of lease liabilities resulting from the adoption of IFRS 16.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2019:

($000s)		As at
	December 31, 2019	December 31, 2018

Gross loans receivable	$104,675	$101,756
Allowance for loan losses	(16,020)	(15,409)
Net loans receivable	88,655	86,347

The gross loans receivable portfolio was $104.7 million as at December 31, 2019, a slight increase of $2.9 million or 2.9% compared to the balance as at December 31, 2018, as we maintain a flat loan book while shifting our focus to partner lending in the second half of 2019.

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Management’s Discussion and Analysis

Reconciliation of allowance for loan losses as at December 31, 2019 and December 31, 2018 is as follows:

($000s)
	Year ended December 31, 2019	Year ended December 31, 2018
Allowance for loan losses, beginning of year	$15,409	$7,434
Impact of adopting IFRS 9 on January 1, 2018	-	5,135
Allowance for loan losses	15,409	12,569
Provision for loan losses	19,899	18,406
Loans charged-off	(19,288)	(15,566)
Allowance for loan losses, end of year/period	16,020	15,409

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase did not represent a change in the expected recovery value of the underlying loans receivable as at that date but was rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. The allowance on Stage 1 loans receivable comprises $7.5 million of the $16.0 million allowance for loan losses as at December 31, 2019.

The allowance for loan losses was $16.0 million as at December 31, 2019, increased by $0.6 million compared to 2018. The increase is largely due to the $2.9 million increase in gross receivables.

Refer to Note 5 of the Consolidated Financial Statements for a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of comprehensive income (loss).

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

The significant related-party transactions that occurred during the twelve and three months ended December 31, 2019 were transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2019 totaled $0.3 million (December 31, 2018 – $3.3 million) with principal amounts maturing at on July 2, 2022, the maturity date of Credit Facility – Others. The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with nominal interest expense for twelve and three months ended December 31, 2019, respectively. The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

On June 28, 2019, the Company sold its minority interest in Wekerloo Development Inc., which is majority-owned by one of the Company’s directors, for an arms’ length buyer for proceeds of $2.1 million, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio totaling $20.8 million which the Company is actively seeking to monetize. In the first quarter of 2020, the Company divested a vast majority of its MogoLiquid loan portfolio for total gross consideration of $31.9 million and used $28.7 million of the proceeds to extinguish its Credit Facility - Liquid. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022. See Note 13 to the financial statements for further details.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lower the effective interest rate, increase the available loan capital from $50 million to $60 million and extend the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the twelve and three months ended December 31, 2019 and 2018:

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Cash provided by operating activities before investment in gross loans receivable(1)	$6,997	$7,225	$2,185	$1,462
Cash invested in loans receivable	(22,207)	(36,428)	(2,170)	(10,695)
Cash (used in) from operating activities	(15,210)	(29,203)	15	(9,233)
Cash used in investing activities	(9,085)	(11,053)	(2,265)	(3,278)
Cash provided by (used in) financing activities	14,273	20,135	(978)	7,905
Net decrease in cash	(10,022)	(20,121)	(3,228)	(4,606)

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Management’s Discussion and Analysis

Our net cash use decreased to ($10.0) million and ($3.2) million for the twelve and three months ended December 31, 2019, respectively, compared to ($20.1) million and ($4.6) million in the same periods last year. Removing the one-time cash impact of the Business Combination during the second quarter of 2019 which provided in a net cash injection of $8.4 million, our normalized cash use for the twelve months ended December 31, 2019 totaled ($18.4) million. This adjusted cash used during the twelve months ended December 31, 2019 is lower than the same period in 2018 mainly due to higher gross profit and favorable timing of working capital changes.

Cash used in operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) from operating activities decreased to ($15.2) million and $0.02 million for the twelve and three months ended December 31, 2019, respectively, compared to ($29.2) million and ($9.2) million respectively in the same period last year, primarily due to a decrease to our net investment in gross loans receivable.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $7 million and $2.2 million during the twelve and three months ended December 31, 2019, respectively, compared to $7.2 million and $1.5 million during the same periods last year. These changes are primarily due to higher gross margin and favorable timing of changes in working capital in the current year.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the twelve months ended December 31, 2019, cash invested in the purchase of equipment and investment in software was ($9.1) million, a decrease of $2 million compared to ($11.1) million in the same period in 2018. Cash used in investing activities was ($2.3) million in the three months ended December 31, 2019 compared to ($3.3) million in the same period last year. Cash investments in 2018 included payments for equipment used in our bitcoin mining operations, which we exited in the second quarter of 2019.

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see Non-IFRS Financial Measures .

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our historical financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings from our credit facilities. In 2019, we completed a Business Combination which is included in the financing activities.

Cash provided by financing activities for the twelve months ended December 31, 2019 was $14.3 million, representing a decrease of $5.9 million compared to the same period last year. Cash provided by financing activities decreased by $8.9 million for the three-month period ended December 31, 2019 compared to the same period last year. These decreases are primarily due to the lower credit facility draws compared to the same periods last year.

Contractual Obligations

The following table shows contractual obligations as at December 31, 2019. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,455	1,481	1,370	1,355	1,274	3,881
Trade Payables	7,128	-	-	-	-	-
Accrued wages and other expenses	4,126	-	-	-	-	-
Interest Credit Facilities	7,959	6,813	3,407	-	-	-
Interest Debentures	6,464	5,938	2,969	-	-	-
Purchase obligations	2,111	-	-	-	-	-
	29,243	14,232	7,746	1,355	1,274	3,881
Commitments principal repayments
Credit Facility Other	-	-	47,248	-	-	-
Debentures and convertible debentures(3)	12,373	-	43,496	-	-	-
	12,373	-	90,744	-	-	-
Commitments extinguished subsequent to year end
Credit Facility Liquid (4)	29,255	-	-	-	-	-

Total contractual obligations	70,871	14,232	98,490	1,355	1,274	3,881

 _____________

(1)	In conjunction with the sale of the Mogo Liquid loan book in the first quarter of 2020, Mogo extinguished its Credit Facility – Liquid.

(2)	Convertible debentures are, at the discretion of the Company, convertible to common shares at maturity. Refer to note 15 of the financial statements for more details.

(3)	Convertible debentures mature on May 31, 2020 and is repayable in common shares at the discretion of the Company.

(4)	Credit facility liquid was extinguished subsequent to year ended December 31, 2019. Refer to note 26 for more details.

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 26, 2020, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at March 26, 2020
Common shares	27,871
Stock options	3,685
Restricted share units	141
Common share purchase warrants	1,546

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements. In the first quarter of 2020, the Company sold the majority of its Mogoliqud loan portfolio, reducing its overall credit risk exposure.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

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Management’s Discussion and Analysis

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $10.

($000s)		As at
	December 31, 2019	December 31, 2018
Cash	$322	$874
Investment portfolio	5,080	-
Debentures	5,020	4,770

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% and 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2019, LIBOR is 1.74% (December 31, 2018 – 2.50%). A 50 basis point increase in LIBOR would increase annual credit facility interest expense by $0.5 million. With the sale of the MogoLiquid loan portfolio, the Company reduced its overall exposure to interest rate risk in the first quarter of 2020.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the twelve months ended December 31, 2019 and elsewhere in this MD&A.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. Core revenue(1)(2), contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, core ARPM(1)(2) and Mogo members are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue(1)(2)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees, our bitcoin mining operations and revenue related to Liquid loans. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our business. We phased out our legacy short-term loan products and related loan fees in the third quarter of 2018, exited our bitcoin mining operations in the third quarter of 2019, and sold our MogoLiquid loan portfolio in the first quarter of 2020. Thus, we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Total revenue(2)	$59,805	$56,550	$15,018	$14,682
Less: loan fees and mining	(1,662)	(10,436)	-	(592)
Less: liquid loans revenue	(10,965)	(10,614)	(2,663)	(2,697)
Core revenue	47,178	35,500	12,355	11,393

______________

(1)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

The Company has adjusted its prior period comparatives to conform with the new definition of core revenue.

($000s,)
	2019				2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Core revenue, previously stated	$15,018	$16,585	$16,378	$16,351	$16,108	$15,062	$11,608	$10,388
Presentation recast (2)	-	(1,557)	(1,511)	(1,460)	(1,425)	(1,210)	(1,104)	(988)
Less: bitcoin mining revenue	-	-	(813)	(848)	(593)	(439)	(692)	(601)
Less: Liquid loans revenue	(2,663)	(2,838)	(2,767)	(2,698)	(2,697)	(2,653)	(2,683)	(2,582)
Core revenue	12,355	12,190	11,287	11,345	11,393	10,760	7,129	6,217

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as gross profit less the credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and the Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018
Gross profit	$41,018	$39,616	$9,897	$10,033
Less:
Credit facility interest expense	11,316	9,353	3,021	2,765
Customer Service and Operations expenses	8,787	8,383	2,432	2,162
Contribution	20,915	21,880	4,444	5,106

Total revenue(2)	59,805	56,550	15,018	14,682
Contribution Margin	35.0%	38.7%	29.6%	34.8%

______________

(1)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation expense, gain on acquisition, one-time expenses, credit facility interest expense, debenture and other financing expense, impairment equipment, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Net loss and comprehensive loss	$(10,825)	$(22,022)	$(6,188)	$(4,971)
Depreciation and amortization (including Postmedia setup and warrant amortization)	8,323	7,062	2,111	2,006
Stock-based compensation	1,732	1,320	176	388
Credit facility interest expense	11,316	9,353	3,021	2,765
Debenture and other financing expense	8,471	8,036	2,357	1,993
Unrealized foreign exchange loss (gain)	(296)	651	(119)	333
Change in fair value due to revaluation of derivative liability	570	(1,733)	-	(442)
Gain on acquisition, net	(13,141)	-	108	-
Gain on investment portfolio	(294)	-	-	-
Unrealized loss on investment portfolio	(100)	-	(100)	-
One-time provision for excise tax	800	-	800	-
Impairment of equipment	-	1,105	-	-
Other	645	382	129	-
Adjusted EBITDA	7,201	4,154	2,295	2,072

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and other one-time income and expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. The following table presents a reconciliation of adjusted net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

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Management’s Discussion and Analysis

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Net loss and comprehensive loss	$(10,825)	$(22,022)	$(6,188)	$(4,971)
Stock‑based compensation	1,732	1,320	176	388
Unrealized foreign exchange loss (gain)	(296)	651	(119)	333
Change in fair value due to revaluation of derivative liability	570	(1,733)	-	(442)
Gain on acquisition, net	(13,141)	-	108	-
Gain on investment portfolio	(294)	-	-	-
Unrealized loss on investment portfolio	(100)	-	(100)	-
One-time provision for excise tax	800	-	800	-
Impairment of equipment	-	1,105	-	-
Other	645	382	129	-
Adjusted net loss	(20,909)	(20,297)	(5,194)	(4,692)

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Net cash used in operating activities	$(15,210)	$(29,203)	$15	$(9,233)
Net investment in gross loans receivable	(22,207)	(36,428)	(2,170)	(10,695)
Cash provided by operations before investment in gross loans receivable	6,997	7,225	2,185	1,462

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by the average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

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Management’s Discussion and Analysis

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Loans charged-off	$19,290	$15,566	$4,767	$4,467
Recoveries	(1,737)	(2,039)	(409)	(572)
Charge-off net of recoveries	17,553	13,527	4,358	3,895
Gross loans receivable - opening balance	101,756	80,894	107,271	95,528
Gross loans receivable - ending balance	104,675	101,756	104,675	101,756
Simple average of Gross loans receivable	103,216	91,325	105,973	98,642
Charge-off rate (annualized)	17.0%	14.8%	16.4%	15.8%

Core ARPM(1)(2)

Core ARPM is a non-IFRS measure that we calculate as core revenue(1)(2) during a period divided by the average number of Mogo members in the period, annualized for a full year. We believe that the measure is a key driver of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table present a calculation of Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except ARPM)
	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Total revenue(2)	$59,805	$56,550	$15,018	$14,682
Less: loan fees and mining	(1,662)	(10,436)	-	(592)
Less: Liquid loans revenue	(10,965)	(10,614)	(2,663)	(2,697)
Core revenue(1)(2)	47,178	35,500	12,355	11,393
Number of Mogo Members – opening (000s)	756	544	925	711
Number of Mogo Members – ending (000s)	976	756	976	756
Simple average of Mogo Members (000s)	866	650	951	734
Core ARPM (annualized in $)	$54	$55	$52	$62

_____________

(1)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

The revision in the definition of core revenue(1)(2) in the fourth quarter of 2019, and adjustment to prior period comparatives to conform with the new definition, has resulted in a corresponding change to core ARPM. A reconciliation of previously reported amounts to adjusted core ARPM is as follows:

($000s,)
	2019				2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Core “ARPM”, previously stated	63	74	78	84	88	88	74	72
Presentation recast(2)	-	(7)	(7)	(7)	(8)	(7)	(7)	(7)
Adjusted for bitcoin mining revenue	-	-	(4)	(5)	(3)	(2)	(5)	(4)
Adjusted for liquid loan revenue	(11)	(13)	(13)	(14)	(15)	(16)	(17)	(18)
Core “ARPM”	52	54	54	58	62	63	45	43

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments and income taxes, which are described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2019.

The fair value measurement of privately held investments is also subject to significant estimation and judgment and is described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2019.

_____________

(1)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion for Total Revenue under the Key Income Statement Components section for more details.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2019

The Company has adopted IFRS 16, Leases, as of January 1, 2019. On adoption of IFRS 16, the Company recognized lease liabilities in relation to property leases which had previously been classified as ‘operating leases’ under the principal of IAS 17. Additional information regarding the effects of adoption of IFRS 16 can be found in Note 3 of the Company’s consolidated financial statements for the twelve months ended December 31, 2019 and 2018. In the third quarter of 2019, the Company has adjusted its measurement of lease liabilities as at January 1, 2019 by $2,460 to exclude tax and operating costs, with a corresponding decrease to the right-of-use assets. The adjustment did not impact the statements of comprehensive income (loss), changes in equity (deficit) or cash flows.

In addition to the standard listed above, several other amendments and interpretations apply for the first time in 2019, but do not have any material impact on the financial results of the Company.

Mogo also adopted certain new accounting policies and related accounting standards in connection with the business combination with Difference on June 21, 2019, which are described in Note 3 of the Company’s consolidated financial statements for the twelve months ended December 31, 2019.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2019, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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